Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400 Fax: 949/673-4525

December 3, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Justin Kisner, Attorney-Advisor

Washington, D.C. 20549

RE:	First Rate Staffing Corporation
Registration Statement on Form S-1
Amendment No. 4
File No. 333-184910

Dear Mr. Kisner:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the Form S-1 for First Rate Staffing Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated November 1, 2013 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

General

1. We have considered your response to comment 1 from our letter dated April 19, 2013, and are unable to agree. We believe the nature of the offering is an indirect primary offering by the company through the selling shareholders to facilitate the creation of a public market in your shares. We note in particular that all non-affiliates are selling all their shares, affiliates are selling a portion of their shares, the nominal proceeds received by the company from the selling shareholders, and the distribution of these shares through these individuals in order to facilitate the creation of a public market in the company’s securities. Furthermore, we note that you disclose on the prospectus cover page that the selling shareholders are statutory underwriters. Since the selling shareholders are considered underwriters selling on behalf of the company, Rule 415(a)(1)(i) is not available for the transaction. Therefore, sales of the securities at market prices may only be registered if Rule 415(a)(1)(x) is available, which it is not. As a result, the offering price of the shares being sold must be fixed for the duration of the offering and the selling shareholders must be identified as underwriters. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus.

Response: While the Company understands the comments from the Staff, we respectfully disagree in that the sales by the selling shareholders through the Form S-1 will be made in privately-negotiated transactions. Once sales are made, a secondary trading market would likely develop in the shares, and the Company may also become quoted on the OTC Bulletin Board or otherwise. As such, a market price for the shares will form, and it seems to be inconsistent that the selling shareholders will continue to sell at the offering price once a concurrent trading market has simultaneously developed. If the Staff insists that we still fix the offering price for the duration of the offering, we respectfully request an opportunity to discuss the matter via conference call with a Staff attorney.

Description of Securities, page 17

Preferred Stock, page 17

2. We note you have not issued any preferred stock at this time. We also note your statement on page 18 that, “The Company has no plans to issue any other preferred stock…” Please disclose whether the company has any current plans to issue the Series A preferred stock. If not, clarify your reference to having no plans to issue any other preferred stock. Also, if you have no current plans to issue the Series A preferred stock, please explain how the board determined the specific rights and preferences, including the right to 25 votes.

Response: The Company does not have a specific timeline and exact plan of when the shares of Series A preferred stock would be issued. At present, the Company anticipates that the shares may be issued at some time following the effectiveness of the instant Form S-1 (the date of which is currently unknown). The Company has updated the applicable disclosure to provide more clarity on this matter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

3. You state that the Company has non-recurring or extraordinary charges from time to time, such as the expenses associated with the public offering, attorney’s fees and accounting fees. On page 35 you state that expect to incur ongoing costs in completing the initial public in 2013 of approximately $159,000. Additionally, you expect to incur marketing and ongoing public company reporting expenses of approximately $40,000 to $50,000 per year (consisting of corporate governance associated expenses, professional legal and accounting fees). In this regard, while these expenses may be infrequent, they are not unusual and not extraordinary. Revise this characterization to accurately reflect the nature of the expenses associated with the public offering process and ongoing costs of being a public company.

Response: The applicable disclosure and characterization in this section has been updated. Approximately $50,000 is being expended in 2013 which would be characterized as ongoing expenses associated with being a public company. In the future, the Company expects to continue incurring such expenses in the sum of $40,000 to $50,000 per year.

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Certain Relationships and Related Transactions, page 40

4. Revise to clarify Messrs. Cassidy and McKillop’s status as promoters under Item 404(c) of Regulation S-K.

Response: The status of these individuals has been updated and clarified to reflect that they are promoters.

Selling Shareholders, page 41

5. Please review the footnotes to the selling shareholder table. For example, there are two footnotes (4), and footnote (5), that do not have a corresponding number in the table.

Response: The footnotes in the selling shareholder table have been revised.

Shares Eligible for Future Sale, page 44

6. We reissue comment 3 in part. Please revise your disclosure to discuss in greater detail the resale restrictions imposed by Rule 144, particularly those in Rule 144(i).

Response: Additional disclosure regarding the resale restrictions imposed by Rule 144, particularly those described in Rule 144(i), has been provided.

7. We note your disclosure that “There will be 7,000,000 shares outstanding if the maximum number of Shares offered herein are sold.” Since the selling shareholders already hold their shares, please remove this statement.

Response: The disclosure has been removed.

For the Year Ended December 31, 2012 and 2011

Note 2. Basis of Presentation

Revenue Recognition, page F-9

8. We note your response to and reissue comment 11 as we have not been able to locate the revised disclosures you refer to in your response. Revise to describe the accounting policy relating to your employee guarantee policy and non-billable events.

Response: The quarterly financial statements are in condensed format. Hence, the Company requests that, since this comment results in a disclosure that would be amended next for the Form 10-K filing after December 31, 2013, the Company be permitted to update this disclosure in its next filing (e.g. Form 10-K) under the Securities Exchange Act of 1934, as amended. The Company apologizes that it did not make the amended disclosure during the quarterly filings as it stated it did.

We trust that we have responded satisfactorily to the comments previously issued by the Commission regarding the Form S-1. We would like to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

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If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.

Cassidy & Associates

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